PowerShares by Invesco

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

May 31, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	PowerShares Exchange-Traded Self-Indexed Fund Trust

1933 Act Registration No. 333-221046

1940 Act Registration No. 811-23304

Ladies and Gentlemen:

On behalf of PowerShares Exchange-Traded Self-Indexed Fund Trust (the “Trust”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended, and rule 485(a)(2) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of Post-Effective Amendment No. 4 (the “Amendment”) to the Trust’s registration statement on Form N-1A. This amendment includes prospectuses and SAIs for two sets of Funds. The first prospectus and SAI is being filed in order to register five new series of the Trust, to be called the Invesco Strategic US ETF, Invesco Strategic US Small Company ETF, Invesco Strategic Developed ex-US ETF, Invesco Strategic Developed ex-US Small Company ETF and Invesco Strategic Emerging Markets ETF. The second prospectus and SAI is being filed in order to register four new series of the Trust, to be called Invesco BulletShares® 2021 USD Emerging Markets Debt ETF, Invesco BulletShares® 2022 USD Emerging Markets Debt ETF, Invesco BulletShares® 2023 USD Emerging Markets Debt ETF and Invesco BulletShares® 2024 Emerging Markets Debt ETF.

Please send copies of all correspondence with respect to this Amendment to the undersigned, Abigail Murray or contact me at (630) 315-2349.

Very truly yours,

/s/ Abigail Murray

Abigail Murray

Senior Counsel

800 983 0903     powershares.com     @PowerShares